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Mr. Jeff J.F. Feng                                  Dan Matsui/Eugene Heller
Assistant to Chairman                               Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                 1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                          Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                             Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                    Fax: (310) 208-0931
        ------------------------                    E-mail: dmatsui@sha-ir.com
Tel: (011) 86-752-2808-188
Fax: (011) 86-752-2803-101

                   QIAO XING UNIVERSAL TELEPHONE, INC. SAYS
                     PRIME MINISTER'S REMARKS ENCOURAGING
                   FOR CDMA DEVELOPMENT AND APPROVAL PROCESS

HUIZHOU, CHINA (March 20, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced it is applying for further approvals to manufacture and sell code division multiple access (CDMA) cellular telephones and estimates the approval process may be less time-consuming, based upon recent comments from China's Prime Minister.

In a press conference held in Beijing on March 16, 2000, Chinese Prime Minister Zhu Rongji's remarks apparently indicate that China is planning to adopt as its standard the CDMA technology currently prevalent in the U.S. Comments also addressed the delay in the introduction of CDMA technology in China but indicated a possible resolution in the near future. Further remarks reiterated Chinese government support of private company participation in the overall development of China's telecommunications industry.

Qiao Xing's chairman, Mr. Riu Lin Wu said: "The Prime Minister's comments are encouraging from the Company's standpoint. We are pleased the Chinese government supports the development of new technology and the participation of private industry. This level of support increases the hope that our applications to manufacture and sell CDMA cellular telephones in China would not be long in the approval process."

In August 1995, Qiao Xing became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive throughout China and includes 1,350 retail store locations. In 1997 and 1998, Qiao Xing Universal Telephone, Inc. ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, World Trade Organization admission issues, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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